For the fiscal year ended December 31, 2012
File number 811-06674



SUB-ITEM 77C
Submission of Matters to a Vote of Security Holders


A Special Meeting of Stockholders was held on January 8, 2013. At such meeting the stockholders approved Aberdeen Asset Management Asia Limited as the Fund's Investment Manager.


a)	Stockholder proposal to consider and vote upon the proposed
Management Agreement.





        Shares Voted  % of Outstanding  % of Quorum % For/Against/
                      Shares                        Abstain Proposition

For     14,107,104    58.13             86.46        86.46
Against 1,974,288     8.14              12.10        12.10
Abstain 235,094       0.97              1.44         1.44
No Vote 0             0                 0            0
Total   16,316,486    67.24             100          100